UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.

(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     On May 21, 2009, Telvent GIT, S.A’s (the “Company”) subsidiary, Telvent Traffic North America Inc. (“TTNA”), entered into a tenth amendment to its credit agreement (the “Credit Agreement”) with Bank of America, N.A. (successor to LaSalle Bank National Association), dated May 31, 2006. As part of the tenth amendment, the Credit Agreement was amended to extend the termination date until April 30, 2010.
     TTNA is required to pay a fee of 0.5% multiplied by U.S. $25.0 million if the Credit Agreement is not terminated on or before October 31, 2009. Additionally, TTNA is required to pay a commitment fee of 0.5% multiplied by the difference between the average daily amount by which U.S. $25 million exceeds the amount of funds outstanding under the Credit Agreement.
     The Credit Agreement was further amended to prevent TTNA and/or any of its subsidiaries, without the prior written consent of Bank of America, N.A., from entering into any agreements which cause TTNA or any of its subsidiaries to incur indebtedness in excess of U.S. $1,000,000 and which contain additional financial covenants or additional defaults. If TTNA does not abide by this condition, the terms of the Credit Agreement will be deemed amended to include such additional financing covenants or additional defaults for as long as such financial covenants and/or defaults remain in effect.
     Finally, the Credit Agreement amended the Company’s ratio of Net Debt to consolidated EBITDA (excluding DTN Holding Company, Inc. and its subsidiaries) so that it cannot exceed 2.75 to 1.0. The Credit Agreement was also changed so that the Company’s quotient of consolidated EBITDA to consolidated interest expense computed under GAAP (excluding DTN Holding Company, Inc. and its subsidiaries) must equal at least 3.5 to 1.0.
     In connection with this amendment, the Company reaffirmed its commitment to guarantee all of the obligations under the Credit Agreement.
     The Company intends to furnish a copy of the Tenth Amendment to the Credit Agreement as an exhibit to its second quarter financial results on Form 6-K.
     This Form 6-K is hereby incorporated by reference into the Company’s Form F-3 registration statement no. 333-155933.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 21, 2009